Exhibit 99.1

925 Broadbeck Drive, Suite 220 Thousand Oaks, California 91320 Phone: (805) 484-3613 TSX ticker symbol: KEI NASDAQ ticker symbol: KGEI

For Immediate Release

KOLIBRI GLOBAL ENERGY INC. ANNOUNCES OPERATIONS AND CORPORATE UPDATE

Thousand Oaks, CALIFORNIA, July 8, 2024 – Kolibri Global Energy Inc. (the “Company” or “Kolibri”) (TSX: KEI, NASDAQ: KGEI) is pleased to provide an update on its operations and changes to its field development plan and previously issued forecast for 2024.

Nickel Hill wells

The Nickel Hill 35-1H well had a thirty-day production rate of 495 Barrels of oil equivalent per day (“BOEPD”) (376 barrels of oil per day (“BOPD”)), and the Nickel Hill 35-2H well had a thirty-day production rate of 511 BOEPD (400 BOPD). Kolibri owns a 62.9% working interest in both of the Nickel Hill wells, which were drilled at a 6-well per section spacing pattern with a one-mile lateral length. These well locations were listed as Possible reserves on Kolibri’s latest reserve report. By drilling these economic wells, we have added Proved reserves which should positively impact the next reserve report.

Alicia Renee wells

The Company anticipates beginning drilling the next three wells in four to five weeks. These wells will be the Alicia Renee 2-11-3H, Alicia Renee 2-11-4H and Alicia Renee 2-11-5H. These wells will be 1.5-mile laterals and Kolibri will have a 97.8% percent working interest.

Field Development

Kolibri has recently completed a study of the most economic and efficient future development plan for the field. The conclusion of the study was that drilling longer lateral lengths would benefit the development of most areas of the field. These longer laterals, which are expected to be either 1.5 or 2 miles in length, are projected to further improve the economics of the field.

Wolf Regener, President and CEO, commented, “We are very pleased that these latest two Caney wells are performing so well, especially since they were locations that were only possible reserves on our last reserve report. The next reserve report will add these locations as proved reserves and should also have offset locations moved to the proved reserve category. We are also excited to drill the first of our longer lateral wells, which is another step in our striving for continuous improvement. They are expected to improve the economics of the field, and more economic wells lead to higher valuations, which benefits all shareholders. Since these wells will take longer to drill and complete, new production will be added later than originally forecasted in our previous plan. This reduces our previous guidance slightly as most of the benefits of these wells will be realized in 2025. We believe the anticipated benefits outweigh the revised lower guidance for 2024.”

New Guidance

The Company is updating its forecasted guidance for 2024 as follows:

	2024 Forecast	% Increase from 2023 Actuals

Average production	3,200 to 3,700 boepd	14% to 33%
Revenue(1)	US$57 million to US$62 million	13% to 23%
Adjusted EBITDA(2)	US$43 million to US$48 million	10% to 23%
Capital expenditures	US$33 million to US$39 million
Net Debt(3)	US$29 million to US$32 million
Debt to EBITDA Ratio	Below 1.0

(1)	Assumptions include forecasted pricing for 2024 of WTI US $75/bbl, $2.60 Henry Hub, and NGL pricing of $30/boe and includes the impact of the Company’s existing hedges.
(2)	Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” of this news release.
(3)	Net Debt is forecast to be $26 to $29 million by the end of January 2025.

Share buyback

Kolibri is considering initiating a share buyback program in the second half of 2024. The buyback program, which could potentially begin this quarter, would be subject to board approval, the Company’s application for a normal course issuer bid to the Toronto Stock Exchange (“TSX”), TSX approval, and meeting certain requirements of the Company’s credit facility. The timing and amount of the buybacks will be determined in accordance with the rules of the TSX, U.S. and Canadian securities laws and subject to management discretion based on factors such as market conditions, net cash flow and the timing of the new wells starting production. The Company will provide more details on the program in a news release later this quarter.

NON-GAAP MEASURES

Adjusted EBITDA is not a measure recognized under IFRS and does not have any standardized meaning prescribed by IFRS. Management of the Company believes that Adjusted EBITDA is relevant for evaluating returns on the Company’s project as well as the performance of the enterprise as a whole. Adjusted EBITDA may differ from similar computations as reported by other similar organizations and, accordingly, may not be comparable to similar non-GAAP measures as reported by such organizations. Adjusted EBITDA should not be construed as an alternative to net income, cash flows related to operating activities, working capital, or other financial measures determined in accordance with IFRS as an indicator of the Company’s performance.

An explanation of how Adjusted EBITDA provides useful information to an investor and the purposes for which the Company’s management uses Adjusted EBITDA is set out in the management’s discussion and analysis under the heading “Non-GAAP Measures” which is available under the Company’s profile at www.sedarplus.ca and is incorporated by reference into this news release.

Adjusted EBITDA is calculated as net income before interest, taxes, depletion and depreciation and other non-cash and non-operating gains and losses. The Company considers this a key measure as it demonstrates its ability to generate cash from operations necessary for future growth excluding non-cash items, gains and losses that are not part of the normal operations of the Company and financing costs. The following is the reconciliation of the non-GAAP measure Adjusted EBITDA:

(US $000)	Three months ended March 31,
	2024	2023
Net income	3,345	7,896
Depletion and depreciation	3,894	4,338
Accretion	45	45
Interest expense	915	485
Unrealized (gain) loss on commodity contracts	915	(1,390)
Share based compensation	128	18
Other income	(59)	(1)
Income tax expense	1,191	-
Foreign currency loss	-	5

Adjusted EBITDA	10,374	11,396

About Kolibri Global Energy Inc.

Kolibri Global Energy Inc. is a North American energy company focused on finding and exploiting energy projects in oil and gas. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects in oil, gas and clean and sustainable energy. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the NASDAQ under the stock symbol KGEI.

For further information, contact:

Wolf E. Regener +1 (805) 484-3613
Email: wregener@kolibrienergy.com
Website: www.kolibrienergy.com

Cautionary Statements

In this news release and the Company’s other public disclosure: The references to barrels of oil equivalent (“Boes”) reflect natural gas, natural gas liquids and oil. Boes may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves.

Readers should be aware that references to initial production rates and other short-term production rates are preliminary in nature and are not necessarily indicative of long-term performance or of ultimate recovery. Readers are referred to the full description of the results of the Company’s December 31, 2023 independent reserves evaluation and other oil and gas information contained in its Amended and Restated Form 51-101F1 Statement of Reserves Data and Other Oil and Gas Information for the year ended December 31, 2023, which the Company filed on SEDAR on March 25, 2024.

Caution Regarding Forward-Looking Information

Certain statements contained in this news release constitute “forward-looking information” as such term is used in applicable Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward looking information”), including statements regarding the timing of and expected results from planned wells development, projected average production, revenue and Adjusted EBITDA for 2024, projected total capital expenditures, net debt and debt to Adjusted EBITDA ratio for 2024, the Company’s strategy for 2024, anticipated increases in production, revenue and Adjusted EBITDA, and statements regarding the Company’s potential initiation of a normal course issuer bid and the timing thereof. Forward-looking information is based on plans and estimates of management and interpretations of data by the Company’s technical team at the date the data is provided and is subject to several factors and assumptions of management, including forecasted pricing in 2024 of WTI US $75/bbl, $2.60 Henry Hub and NGL pricing of $30.00/boe, that indications of early results are reasonably accurate predictors of the prospectiveness of the shale intervals, that required regulatory approvals will be available when required, that no unforeseen delays, unexpected geological or other effects, including flooding and extended interruptions due to inclement or hazardous weather conditions, equipment failures, permitting delays or labor or contract disputes are encountered, that the necessary labor and equipment will be obtained, that the development plans of the Company and its co-venturers will not change, that the offset operator’s operations will proceed as expected by management, that the demand for oil and gas will be sustained, that the price of oil will be sustained or increase, that the gathering system issues will be resolved, that the Company will continue to be able to access sufficient capital through cash flow, debt, financings, farm-ins or other participation arrangements to maintain its projects, and that global economic conditions will not deteriorate in a manner that has an adverse impact on the Company’s business, its ability to advance its business strategy and the industry as a whole. Forward-looking information is subject to a variety of risks and uncertainties and other factors that could cause plans, estimates and actual results to vary materially from those projected in such forward-looking information. Factors that could cause the forward-looking information in this news release to change or to be inaccurate include, but are not limited to, the risk that any of the assumptions on which such forward looking information is based vary or prove to be invalid, including that the Company or its subsidiaries is not able for any reason to obtain and provide the information necessary to secure required approvals or that required regulatory approvals, including regulatory approvals of the TSX and Nasdaq, are otherwise not available when required, that unexpected geological results are encountered, that equipment failures, permitting delays, labor or contract disputes or shortages of equipment, labor or materials are encountered, the risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; the uncertainty of reserve and resource estimates and projections relating to production, costs and expenses, and health, safety and environmental risks, including flooding and extended interruptions due to inclement or hazardous weather conditions), the risk of commodity price and foreign exchange rate fluctuations, that the offset operator’s operations have unexpected adverse effects on the Company’s operations, that completion techniques require further optimization, that production rates do not match the Company’s assumptions, that very low or no production rates are achieved, that the gathering system operator doesn’t get the issues resolved, that the price of oil will decline, that the Company is unable to access required capital, that occurrences such as those that are assumed will not occur, do in fact occur, and those conditions that are assumed will continue or improve, do not continue or improve, and the other risks and uncertainties applicable to exploration and development activities and the Company’s business as set forth in the Company’s management discussion and analysis and its annual information form, both of which are available for viewing under the Company’s profile at www.sedar.com, any of which could result in delays, cessation in planned work or loss of one or more leases and have an adverse effect on the Company and its financial condition. The Company undertakes no obligation to update these forward-looking statements, other than as required by applicable law.

Caution Regarding Future-Oriented Financial Information and Financial Outlook

This news release may contain information deemed to be “future-oriented financial information” or a “financial outlook” (collectively, “FOFI”) within the meaning of applicable securities laws. The FOFI has been prepared by management to provide an outlook of the Company’s activities and results and may not be appropriate for other purposes. The FOFI has been prepared based on a number of assumptions including the assumptions discussed above under “Caution Regarding Forward-Looking Information”. The actual results of operations of the Company and the resulting financial results may vary from the amounts set forth herein, and such variations may be material. The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management’s best estimates and judgments. FOFI contained in this news release was made as of the date of this news release and the Company disclaims any intention or obligations to update or revise any FOFI contained in this news release, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law.